UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 27 June 2016
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY A DIRECTOR OF GOLD FIELDS LIMITED

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings Requirements")
we hereby advise that Mr NJ Holland, a director of Gold Fields
Limited, acquired Gold Fields Limited shares on the open market in accordance with the introduction of the Company’s Minimum
Shareholding Requirement (MSR) as approved at the AGM on 18 May
2016.

Minimum Shareholding Requirement (MSR): The MSR is mandatory for
Executives to acquire and hold GFL shares over a five year period
Details of the transactions are set out below:

NJ Holland
Nature of transaction
On market acquisition of shares
(election to convert 50% of the 2016
cash bonus determination into Gold
Fields shares)
Transaction Date 22 June 2016
Number of Shares 132,477
Class of Security Ordinary Shares
Market Price per Share R60.2833
Total Value R7,986,150.73
Holding Period
The shares will be held in Escrow
Holding over the 5 year holding period
Nature of interest Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.

23 June 2016
Sponsor:
JP Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 27 June 2016
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer